UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

EXCEED WORLD, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)
30067B 10 2

(CUSIP Number)
Tomoo Yoshida 1-23-38-6F Esakacho, Suita-Shi Osaka, Japan (81) 6-6339-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Force Internationale Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Force Internationale Limited, Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,594,000 ; SEE ITEM 5 OF ATTACHED SCHEDULE
	8	Shared Voting Power27,594,000; SEE ITEM 5 OF ATTACHED SCHEDULE
	9	Sole Dispositive Power 27,594,000; SEE ITEM 5 OF ATTACHED SCHEDULE
	10	Shared Dispositive Power 27,594,000; SEE ITEM 5 OF ATTACHED SCHEDULE
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,594,000; SEE ITEM 5 OF ATTACHED SCHEDULE
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 84.4%: SEE ITEM 5 OF ATTACHED SCHEDULE
14	Type of Reporting Person (See Instructions) Force Internationale Limited is “CO”

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value (the "Common Stock") of Exceed World, Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Exceed World, Inc.

1-23-38-6F Esakacho, Suita-Shi

Osaka Japan

ITEM 2.	IDENTITY AND BACKGROUND

The reporting person is:

I.        (a) Force Internationale Limited. (“Force Internationale”).

(b) The principal office address of Force Internationale is Unit 3306-12, 33/F., Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong.

(c) The principal business of Force Internationale is investment holding.

(d) During the last five years, Force Internationale has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Force Internationale has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Force Internationale was formed under the laws of the Cayman Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 12, 2016, an indirect subsidiary of Force Internationale, e-Learning Laboratory Co., Ltd., (“e-Learning”) used its working capital to acquire 20,000,000 shares of common stock of the Issuer from Thomas DeNunzio. Following the closing of the share purchase transaction, e-Learning gained a 100% interest in the issued and outstanding shares of the Issuer’s common stock.

On September 26, 2018, Force Internationale and e-Learning entered into a Share Purchase Agreement where e-Learning transferred its 14,894,000 shares of common stock of the Issuer (74.5%) to Force Internationale. As consideration for this transfer, Force Internationale used its working capital and paid $26,000.00 to e-Learning. Immediately subsequent, the Issuer entered into a Share Purchase Agreement with Force Internationale, to acquire 100% of Force International Holdings Limited, a Hong Kong limited company (“Force Holdings”) and the 100% direct owner of e-Learning. In consideration of this agreement, the Issuer issued 12,700,000 common shares to Force Internationale. The result of these transaction is that Force Internationale is a 84.4% owner of the Issuer, the Issuer is a 100% owner of Force Holdings, and Force Holdings is a 100% owner of e-Learning.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the transactions with Force Internationale was to initially acquire an indirect controlling interest in the Issuer, to raise funds to support the operations of e-Learning, and ultimately to acquire a direct controlling interest in the Issuer. Force Internationale:

(a)       does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)       does not have any plans or proposals for any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Upon e-Learning’s acquisition of 20,000,000 shares of common stock of the Issuer on January 12, 2016, e-Learning appointed Tomoo Yoshida as director of the Issuer and accepted the resignation of Thomas DeNunzio from its board of directors. Mr. Yoshida remains the sole director of the Issuer and a director of Force Internationale as of the date of this Schedule 13D/A.

(e)       does not plan to increase authorized capital;

(f)       does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)       does not plan to change the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)       does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

Force Internationale Limited.

From October 2011 until September 26, 2018, Force Internationale was a 100% owner of Force International Holdings Ltd., which in turn was a 100% owner of e-Learning, which owned 74.5% of the Issuer. As described further below, on September 26, 2018, Force Internationale entered into two Share Purchase Agreements that resulted in Force Internationale directly owning 27,594,000 shares of common stock of the Issuer which is equivalent to 88.4% of the Issuer.

Transactions

On January 12, 2016, an indirect subsidiary of Force Internationale, e-Learning entered into a Share Purchase Agreement with Thomas DeNunzio, the sole shareholder of the Issuer and acquired 20,000,000 shares of common stock of the Issuer. Following the closing of the share purchase transaction, e-Learning gained a 100% interest in the issued and outstanding shares of the Issuer’s common stock.

On April 1, 2016, e-Learning entered into stock purchase agreements with 7 Japanese individuals, including Tomoo Yoshida and Keiichi Koga. Pursuant to these agreements, e-Learning sold 140,000 shares of common stock in total to these individuals and received $270 as aggregate consideration. Each shareholder paid JPY.215 per share. At the time of purchase the price paid per share by each shareholder was the equivalent of about $.002.

On August 9, 2016, e-Learning entered into stock purchase agreements with 33 Japanese individuals. Pursuant to these agreements, e-Learning sold 3,300 shares of common stock in total to these individuals and received $330 as aggregate consideration. Each shareholder paid JPY10 per share. At the time of purchase the price paid per share by each shareholder was the equivalent of about $0.1.

On October 28, 2016, the Issuer, with the approval of its board of directors and its majority shareholders by written consent in lieu of a meeting, authorized the cancellation of shares owned by e-Learning. e-Learning had provided consent for the cancellation of shares. The total number of shares cancelled was 19,000,000 shares.

On October 28, 2016, the Issuer with the approval of its board of directors and its majority shareholders by written consent in lieu of a meeting, authorized a forward stock split of its issued common shares effective subsequent to the cancellation of shares held by particular shareholders. On October 28, 2016, every one (1) share of common stock, par value $.0001 per share, of the Issuer issued and outstanding was automatically reclassified and changed into twenty (20) shares fully paid and non-assessable shares of common stock of the Issuer, par value $.0001 per share (“20-for-1 Forward Stock Split”). No fractional shares were issued. The authorized number of shares, and par value per share, of common stock are not affected by the 20-for-1 Forward Stock Split.

During July 2017 and August 2017, e-Learning entered into stock purchase agreements with 24 Japanese individuals, including Tomoo Yoshida and Keiichi Koga. Pursuant to these agreements, e-Learning sold 2,240,000 shares of Issuer common stock, including 1,000,000 shares to each Tomoo Yoshida and Keiichi Koga, in total to these individuals and received $38,263 as aggregate consideration.

On September 26, 2018, e-Learning entered into a Share Purchase Agreement with Force Internationale. Under this Share Purchase Agreement, e-Learning transferred its 14,894,000 shares of common stock of the Issuer (74.5%) to Force Internationale. As consideration for this transfer, Force Internationale paid $26,000.00 to e-Learning. Immediately subsequent, the Issuer entered into a Share Purchase Agreement with Force Internationale, to acquire 100% of Force Holdings and the 100% direct owner of e-Learning. In consideration of this agreement, the Issuer issued 12,700,000 common shares to Force Internationale. The result of these transaction is that Force Internationale is a 84.4% owner of the Issuer, the Issuer is a 100% owner of Force Holdings, and Force Holdings is a 100% owner of e-Learning.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Share Purchase Agreement, dated January 12, 2016, between e-Learning and Thomas DeNunzio (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 12, 2016).
99.2	Form of Stock Purchase Agreement, dated April 1, 2016, between e-Learning and other parties.
99.3	Form of Stock Purchase Agreement, dated August 9, 2016, between e-Learning and other parties.
99.4	Form of Stock Purchase Agreement, dated July 7, 2017, between e-Learning and other parties.
99.5	Share Purchase Agreement, dated September 26, 2018 between e-Learning and Force Internationale Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 2, 2018).
99.6	Share Purchase Agreement, dated September 26, 2018 between Force Internationale and Exceed World, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on October 2, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2018

FORCE INTERNATIONALE LIMITED By: /s/ Tomoo Yoshida Name: Tomoo Yoshida Title: Director